EXHIBIT INDEX


       10.1    Employment Agreement with
               Charles E. LaRosa
               dated April 4, 1996

       27      Financial Data Schedule.
                                                                  Exhibit 10.1

                       PHARMACEUTICAL FORMULATIONS, INC.
                    460 Plainfield Avenue, Edison, NJ 08818
                      Tel 908-985-7100 Fax 908-819-3330




                                                 April 4, 1996


Mr. Charles E. LaRosa
801 Dartmoor
Westfield, New Jersey 07090

Dear Mr. LaRosa:

This letter will confirm the terms and conditions under which you will continue your employment with Pharmaceutical Formulations, Inc. (the "Company") in the position of President and Chief Executive Officer after the first six months.

You shall report to the Board of Directors of the Company.

You shall devote all of your working time to the above position.

1.   Compensation and Benefits:

     You shall receive the following:

     (a) A salary of $250,000 (two hundred fifty thousand dollars) per annum, payable in accordance with the Company's normal payroll practices;

     (b) You may be entitled to a bonus at the end of each year based upon Company results and your performance, which bonus shall be at the sole discretion of the Board of Directors, with no guaranteed minimum or maximum bonus payable;

     (c) You may receive long-term incentives (e.g., stock options), as determined by the Board of Directors upon recommendation of the Stock Option Committee. Upon acceptance of this Agreement and effective June 7, 1996, you will be awarded a stock grant of 25,000 (twenty-five thousand) shares of the Company's Common Stock as additional compensation. Additionally, upon acceptance of this Agreement and effective June 7, 1996, provided you are an employee of the Company as of that date, you shall receive a qualified stock option for 75,000 (seventy-five thousand) shares of the Company's Common Stock in accordance with the Company's qualified stock option plan currently in effect, at the current market price of such Stock as of the date of the grant of the options exercisable in accordance with the terms of the Company's 1994 Qualified Stock Option Plan;

     (d) The Company has a non-contributory 401(k) plan, which you may join when eligible;

     (e) Other benefits, including Company-paid medical and dental insurance, Company-paid health exam upon starting employment and annually thereafter, $500,000 life insurance, short-term and long-term disability, and travel accident coverage, are offered when you become eligible in accordance with the Company's normal benefit programs;

     (f) Reimbursement of financial planning services, up to maximum of $5,200 per annum, to be paid upon presentation of invoice, which amount shall be paid as additional salary and subject to taxes;

     (g) Four (4) weeks annual vacation, in accordance with Company policy, which provides that unused vacation may not be carried over from year to year.

2.   Confidential Information:

     You agree that you will not, without specific written authorization by the Board of Directors of the Company, at any time during or after the Term of Employment, use any confidential information of the Company for your own benefit, and you will not, directly or indirectly, reveal, divulge, disclose or communicate such information to any person, firm, corporation or other entity not authorized by the Board of Directors of the Company to know same, except as may be required by law, in which case, notice and sufficient opportunity to obtain a protective order shall be given by the Executive to the Company.

3.   Non-Compete and Solicitation of Employment of Other Company
Employees:

     During the term of your employment, and for a period of one (1) year thereafter, you agree not to engage, directly or indirectly, in any commercial activities that compete with the business of the Company. For purposes of this clause, competition with the Company shall be defined as commercial activities involving the same products for the same suppliers or customers with whom the Company has engaged in business as of the date of this Agreement and/or during the term of your employment. You also agree during the same period, not to influence or seek to influence any employee of the Company to terminate his or her employment with the Company.

4.   Termination:

     The Company may terminate this Agreement upon three (3) months' notice in writing to you. If the Company terminates the Agreement, the Company may at its sole option require you to cease your employment activities at any time during the three (3) month period. You will, however, continue to receive compensation for a twelve (12) month period from the date on which the Company chooses to cease your employment activities.

     You will be paid any accrued and unused vacation effective the date of termination, in accordance with Company policy. All contributions to the 401(k) plan will cease as of the effective date of the termination, and the distribution of accumulated account balance will be in accordance with the terms of the plan.

     In the event of termination by the Company, and if you so request, you will be provided with payment of or reimbursement for executive outplacement services effective as of the date of termination and for twelve (12) months thereafter, but said cost shall not exceed a total of $12,500 (twelve thousand, five hundred dollars).

     You may terminate this Agreement upon two (2) weeks' notice in writing to the Company. Upon receipt of your notice of termination, the Company may cease your employment at any time. If business needs dictate, as determined by the Company, the Company may also require your continued employment for two (2) additional weeks beyond the two (2) week notice period.

     If the foregoing represents your understanding, please sign and return the enclosed copy of this letter.

                                             Very truly yours,

                                             PHARMACEUTICAL FORMULATIONS, INC.



                                             By:  /s/ John L. Oram

                                                      John L. Oram
                                                      Chairman
ACCEPTED AND AGREED TO:


/s/ Charles LaRosa
CHARLES LAROSA